UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.4)

                            EMPIRE OF CAROLINA, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    292007101
                                    ---------
                                 (CUSIP Number)

                              LAWRENCE GELLER, ESQ.
                            Empire of Carolina, Inc.
                                5150 Linton Blvd.
                             Delray Beach, FL 33484
                                 (561) 498-4000
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 28, 1998
                                  -------------
                     (Date of Event which Requires Filing of
                                 this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

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CUSIP No.   292007101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles S. Holmes

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)

      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS
      PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States citizen


             NUMBER OF         7     SOLE VOTING POWER
              SHARES                    3,933,752
           BENEFICIALLY        8     SHARED VOTING POWER
             OWNED BY                  -0-
               EACH            9     SOLE DISPOSITIVE POWER
             REPORTING                  3,933,752
              PERSON           10    SHARED DISPOSITIVE POWER
               WITH                    -0-
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,933,752
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.49%
14    TYPE OF REPORTING PERSON
      IN


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                                                                               3

                                  SCHEDULE 13D


            This Amendment No.4 (the "Amendment") amends the statement on
Schedule 13D filed on July 2, 1997 by Charles S. Holmes, as amended by Amendment No.1 filed on October 30, 1997 and as further amended by Amendment No. 2 filed on January 9, 1998 and as further amended by Amendment No. 3 filed on February 18, 1998 (as so amended, the "Schedule 13D"). The purpose of the Amendment is to report additional purchases of Series A Preferred Stock and Warrants by Mr. Charles Holmes. Capitalized terms used herein and not otherwise defined have the meaning assigned to them in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding thereto the following paragraph:

            On July 28, 1998, Mr. Charles Holmes purchased 10,000 additional shares of Series A Preferred Stock and Warrants to purchase 10,000 shares of Common Stock in a private transaction for an aggregate cash consideration of $100,000 paid by Mr. Charles Holmes from his personal funds.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

            (a) Mr. Holmes has the right to acquire 1,160,000 shares of Common Stock at any time upon conversion of all or any portion of the 145,000 shares of Series A Preferred Stock held by him. In addition, Mr. Holmes has the right, as owner of Warrants, to acquire all or any portion of 2,773,752 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 14,367,041 shares of Common Stock are currently outstanding, Mr. Holmes has sole voting and/or dispositive power over the equivalent of 3,933,752 shares of Common Stock (or 21.49% of the Common Stock). There are currently 1,910,212 shares of Series A Preferred Stock outstanding, with respect to which Mr. Holmes has sole voting and dispositive power over 145,000 shares (or 7.59% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 15,281,696 shares of Common Stock, with the result that Mr. Holmes has voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 3.91% of the combined classes.

            (b) Mr. Holmes has sole power to vote and dispose of the Series A Preferred Stock and Warrants held by him.

            (c)   See Items 3 and 4 above.


            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: August 7, 1998


                                    /s/ Charles S. Holmes
                                    ---------------------
                                        Charles S. Holmes